EXHIBIT 99.1

ANNEX A
                   FOODBRANDS AMERICA, INC.
                     1601 N.W. Expressway
                          Suite 1700
                 Oklahoma City, Oklahoma 73118



               INFORMATION STATEMENT PURSUANT TO
                SECTION 14(f) OF THE SECURITIES
        EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about April 1, 1997 as a part of Foodbrands America, Inc.'s (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of common stock, par value $.01 per share, of the Company (the "Common Stock") at the close of business on or about April 1, 1997. You are receiving this Information Statement in connection with the possible election of persons designated by the Parent (as defined below) to a majority of the seats on the Board of Directors of the Company.

     On March 25, 1997 the Company, IBP Sub Inc., a Delaware corporation (the "Purchaser"), and IBP, inc. (the "Parent") entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) the Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding shares of Common Stock (the "Shares") at a price of $23.40 per Share net to the seller in cash, and (ii) following the consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become an indirect wholly owned subsidiary of the Parent.

     The Merger Agreement requires the Company to take such action as Parent may reasonably request to cause the Parent's designees to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers--Right to Designate Directors; the Parent Designees."

     You are urged to read this Information Statement carefully.
You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on April 1, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on April 28, 1997, unless the
Offer is extended.

     The information contained in this Information Statement concerning the Parent has been furnished to the Company by the Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.


           BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

General

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of March 25, 1997, there were 12,465,107 Shares outstanding. The Board of Directors of the Company currently consists of eleven (11) seats and there are currently two vacancies on the Board of Directors. Each director holds office until such director's successor is duly elected and qualified or until such director's earlier resignation or removal.


Right to Designate Directors; the Parent Designees

     Board Representation. The Merger Agreement provides that promptly upon the purchase of and payment for Shares by the Parent or any of its subsidiaries which represents at least a majority of the outstanding Shares (on a fully diluted basis), the Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on the Board of Directors (giving effect to the directors designated by the Parent) and the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. In furtherance thereof, the Company has agreed, upon request of the Purchaser, to use its best efforts promptly either to increase the size of the Board or secure the resignations of such number of incumbent directors, or both, as is necessary to enable the Parent's designees to be so elected to the Company's Board and shall take all actions available to the Company to cause the Parent's designees to be so elected. The Company's obligation to appoint such designees is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is required to take all action necessary to effect any such election and to include in this Information Statement the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Notwithstanding the foregoing, until the Effective Time, the Company will use all reasonable efforts to have at least two members of the Board of Directors who are neither officers of the Parent or designees, stockholders or affiliates of the Parent.

     Parent Designees. The Parent has informed the Company that the Parent will choose one or more of the following individuals as designees to the Board of Directors (the "Parent Designees"):
Richard L. Bond, David C. Layhee, Eugene D. Leman, Robert L. Peterson, Lonnie O. Grigsby, Charles F. Mostek, Jerry S. Scott and Larry Shipley as its designees to the Board of Directors. The names and certain biographical information concerning the Parent Designees are set forth below. The current business address of each such person is IBP Avenue, P.O. Box 515, Dakota City, Nebraska 68731, and each such person is a citizen of the United States of America.

     The Parent and the Purchaser have informed the Company that each of the Parent Designees listed below has consented to act as a director.

     Richard L. Bond, 49, has served as the President, Fresh Meats of the Parent since March 1, 1995. Prior to that he was the Executive Vice President, Beef Division since 1994 and the Group Vice President, Beef Sales and Marketing since 1989. Also, Mr. Bond has been a Director of the Parent since 1995.

     David C. Layhee, 52, has served as the President, Consumer
Products of the Parent since March 1, 1995. Prior to that he was the Group Vice President, Design Products since 1989. Also, Mr.
Layhee has been a Director of the Parent since 1995.

     Eugene D. Leman, 54, has served as the President, Allied Group of the Parent since March 1, 1995. Prior to that he was the Executive Vice President, Pork Division since 1986. Also, Mr. Leman has been a Director of the Parent since 1989, and a Director on the Norwest Bank Community Banking Board.

     Robert L. Peterson, 64, has served as Chairman of the Board and Chief Executive Officer of the Parent since August 12, 1981. Mr. Peterson joined the Parent in 1961. He left the Parent in 1969 for a period during which he started a pork products company, Madison Foods, Inc. He returned to the Parent in 1976 when the Parent acquired Madison Foods, Inc. In 1977, he was elected the Parent's President and Chief Operating Officer. Mr. Peterson is a Director of MidAmerican Energy Company and the Omaha Branch of the Federal Reserve Bank of Kansas City. Also, Mr. Peterson has been a Director of the Parent since 1976.

     Lonnie O. Grigsby, 57, has served as Executive Vice
President and General Counsel of the Parent since 1995; Secretary since 1985; 1988--1995 Executive Vice President, Finance &
Administration; General Counsel 1985--1990 and since 1993;
1987--1988 Senior Vice President; 1985--1987 Vice President.

     Charles F. Mostek, 49, has served as Executive Vice President, Fresh Meat Sales and Marketing of the Parent since 1995; 1989--1995 Vice President, Beef Sales; 1985--1989 Vice
President, Slaughter Division Sales; 1981--1985 Assistant Vice President, Carcass Grading and Administration.

     Jerry S. Scott, 51, has served as Executive Vice President,
Fresh Meat Operations of the Parent since 1995; 1986--1995 Vice
President Pork Operations.

     Larry Shipley, 41, has served as Executive Vice President,
Corporate Development of the Parent since 1995; 1995 Senior Vice
President, Corporate Development; 1994--1995 Assistant to the
Chairman; 1989--1994 Assistant to the President.

     None of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of the Parent, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by the Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9. Each of the Parent Designees is an executive officer of Parent. In the ordinary course of business the Company purchases raw materials from Parent on terms generally available to similarly situated customers. In fiscal 1996 these purchases of raw materials from Parent totalled approximately $55.6 million.

     It is expected that the Parent Designees may assume office at any time following the purchase by the Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than 12:00 Midnight, New York City time, on April 28, 1997, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors.


Board of Directors of the Company

     The Board of Directors currently consists of nine persons, one of whom is an employee of the Company, and there are currently two vacancies on the Board of Directors. In accordance with the Amended and Restated Certificate of Incorporation of the Company, directors are divided into three classes composed as nearly as possible of an equal number of directors. The term of the directors in class I expires in 1997, class II expires in 1998 and class III expires in 1999.

     Biographical information concerning each of the Company's current directors and executive officers is presented below.

                                                Director
   Name and Principal Occupation                 Since     Class
   _____________________________                ________   _____

Mr. Richard T. Berg, age 71, has been a            1991     III
Director of the Company since October 1991.
From September 1990 to October 1991, Mr. Berg served as an employee of a subsidiary of the Company and from October 1991 to December 1992 served as a consultant to a subsidiary of the Company. Mr. Berg was retired from October 1988 to September 1990. Mr. Berg was a Director of
Wilson Foods Corporation from July 1981 to
October 1988 and President and Chief Operating
Officer of Wilson Foods Corporation from November
1985 to October 1988.

Mr. Peter A. Joseph, age 44, has been a partner    1995     III
of JLL and its predecessors since July 1987.  Mr.
Joseph serves on the Board of Directors of Lancer
Industries Inc., Hayes Wheels Corporation, Tenet
Healthcare Corporation, Peregrine, Inc. and
Freedom Chemical Company.

Mr. Paul W. Marshall, age 55, has been Senior      1991     III
Lecturer at Harvard Graduate School of Business
Administration since 1996 and has been Chairman and Chief Executive Officer of the Rochester Shoe
Tree Company, a shoe tree manufacturing company, since October 1991. Mr. Marshall was an adjunct professor of the Harvard Graduate School of Business Administration from July 1989 through
February 1992.  He also was Chairman of Industrial
Economics, Incorporated, a consulting firm, from 1989 to 1991. He was also a Member of the Lexington Board of Selectmen from 1984 to 1993.
Prior to that time, he was President of Marshall
Bartlett Incorporated from 1981 to 1989. He currently serves on the Board of Directors of Applied Extrusion Technologies, Inc. and Raymond
James Financial, Inc.

Mr. R. Theodore Ammon, age 47, has been Chairman   1993       I
of the Board and Chief Executive Officer of Big
Flower Press Holdings, Inc. since its inception in 1993. Mr. Ammon has also been the Chairman of the Board of Treasure Chest since 1993. Mr.
Ammon was a General Partner of Kohlberg Kravis
Roberts & Co. (a New York and San Francisco-based investment firm) from 1990 to 1992, and an executive of such firm prior to 1990. Mr. Ammon is also a member of the Board of Directors of Host Marriott Corporation, Samsonite
Corporation and Culligan Water Technologies, Inc.
In addition, Mr. Ammon serves on the Board of Directors of Jazz at Lincoln Center, Institute of International Education, the New York YMCA and on the Board of Trustees of Bucknell University.

Mr. Dort A. Cameron, age 52, has been the general  1992       I
partner of EBD, L.P., the general partner of The
Airlie Group L.P., a manager of private investment funds, since October 1988. Mr. Cameron has also been the general partner of BMA Limited
Partnership, the general partner of Investment
Limited Partnership, since July 1984. Mr. Cameron currently serves as Chairman of the Board of Entex
Information Services, Inc. and as a member of the Board of Directors of Perkins Management Company,
Inc., which is a general partner of Perkins Family
Restaurants, L.P.

Mr. R. Randolph Devening, age 55, has been         1994      II
Chairman, President and Chief Executive Officer of the Company since August 1994. From May 1993 to July 1994, Mr. Devening was Vice Chairman and
Chief Financial Officer of Fleming Companies, Inc., which is the second largest food marketing and distribution company in the United States and one of the Company's largest customers. From June
1989 to April 1993, Mr. Devening was Executive Vice
President and Chief Financial Officer and from
February 1990 to July 1994, a director of Fleming.
He currently serves as a member of the Board of Directors of Arkwright Mutual Insurance Company,
Del Monte Corporation, Hancock Fabrics, Inc.,
Autocraft Industries, Inc. and Entex Information
Services, Inc.

Mr. Terry M. Grimm, age 55, has been a partner     1991       I
with the law firm of Winston & Strawn for more than five years and is a member of that firm's
Executive Committee and Litigation Committee.

Mr. Paul S. Levy, age 49, has been a partner of    1993      II
JLL and its predecessors since May 1988.  Mr.
Levy currently serves as Chairman of the Board of Directors of Lancer Industries Inc. and as a member of the Board of Directors of Hayes Wheels
Corporation, Freedom Chemical Company, Peregrine,
Inc. and Tenet Healthcare Corporation.

Mr. Angus C. Littlejohn, age 45, has been a        1993      II
General Partner of Littlejohn & Co., LLC since
September 1996 and prior to that was partner of JLL and its predecessors since July 1987. Mr.
Littlejohn serves on the Board of Directors of Freedom Chemical Corporation.

     Current Nominating Agreements. Pursuant to that certain Stock Purchase Agreement (the "JLL Agreement") dated February 16, 1993, between the Company and Joseph Littlejohn & Levy Fund, L.P. ("JLL"), on March 22, 1993, JLL purchased two million newly-issued shares of Common Stock at $15.00 per share. As of the date of this Information Statement, JLL's ownership constitutes approximately 44.3% of the outstanding shares of Common Stock. See "Security Ownership of Certain Beneficial Owners and Management." Pursuant to the terms of the JLL Agreement, JLL is entitled to designate for nomination to the Company's Board of Directors (the "JLL Designees") one less than the number of persons that would constitute a majority of the members of the Company's Board of Directors and the Company agreed to nominate and use its best efforts to cause the JLL Designees to be elected to the Company's Board of Directors. The number of JLL Designees will be reduced as JLL's stock holdings decrease. Further, pursuant to the JLL Agreement, for so long as JLL is entitled to nominate a JLL Designee, the Company agrees to nominate and use its best efforts to cause to be elected to the Company's Board of Directors one individual who is not affiliated either with the Company or with JLL (the "Independent Director") mutually acceptable to both a majority of the Directors who are JLL Designees and a majority of the Directors who are not JLL Designees.

     Pursuant to the terms of the JLL Agreement, the Company entered into a Stockholders Agreement dated March 22, 1993 (the "Airlie Agreement") with The Airlie Group, L.P. ("Airlie") pursuant to which, among other things, Airlie has the right, for so long as it owns more than 5% of the Outstanding Shares (as defined in the Airlie Agreement), to nominate one person for election to the Board of Directors of the Company, provided that such person is mutually acceptable to both a majority of the Directors who are JLL Designees and a majority of the Directors who are not JLL Designees (the "Airlie Designee"). The Director who is the Airlie Designee shall be the Independent
Director, so long as there is a Director who is the Airlie
Designee.

     JLL and Airlie each separately have agreed to vote all voting securities held by them in favor of persons nominated by the Company in accordance with the JLL Agreement and the Airlie Agreement, respectively. JLL shall have the right to fill vacancies created if a Director who is a JLL Designee shall resign, die, or is removed, or declines to stand for re-election or is not renominated for re-election (a "Vacancy"). Any Vacancy involving the Director who is the Airlie Designee shall be filled with another Airlie Designee. The Directors who are not JLL Designees shall have the right to fill any Vacancy involving a Director who is not a JLL Designee, except that any Vacancy involving the Independent Director (if he or she is not the Airlie Designee) shall be filled by a person mutually acceptable to both a majority of the Directors who are JLL Designees and a majority of the Directors who are not JLL Designees.

     The JLL Agreement and the Airlie Agreement each include certain restrictions on the ability of JLL and Airlie, respectively, among other things, to resell or otherwise transfer securities of the Company or to purchase additional securities of the Company and grant certain demand and piggyback registration rights to each of JLL and Airlie.

     Pursuant to the terms of the JLL Agreement, the existing JLL Designees on the Company's Board of Directors through Fiscal 1996 (as defined below) are Messrs. Ammon, Joseph and Levy. Pursuant to the terms of the Airlie Agreement, the existing Airlie Designee and the Independent Director is Mr. Cameron. The Directors who are neither a JLL Designee nor an Airlie Designee are Messrs. Berg, Devening, Grimm, Littlejohn and Marshall. Mr. Littlejohn, a Director who was a JLL Designee, resigned from JLL in September, 1996 but remains a member of the Board.

     Meetings of the Board; Compensation of Directors. During the Company's fiscal year ended December 28, 1996 ("Fiscal
1996"), the Board of Directors of the Company held four regular meetings and one special meeting.

     Directors who are not employees of the Company or its subsidiaries each receive from the Company $20,000 per year (prorated for partial years) for serving on the Board of Directors, plus expenses, $750 for each Board meeting attended and $500 for each committee meeting attended. In April 1995, the Board of Directors also granted to each non-employee director, other than the JLL Designees, options to purchase 5,000 shares of Common Stock. The options were granted at fair market value on the date of grant, are currently exercisable and have a term of 10 years. In addition, Directors who are not employees of the Company or its subsidiaries and who serve as committee chairmen receive an additional $2,000 per year.

     In April 1995, the Board of Directors adopted the
Non-Employee Directors' Deferred Stock Compensation Plan
("Deferred Stock Plan"). The Deferred Stock Plan enables members of the Board of Directors who are not employees of the Company to receive shares of Common Stock in lieu of all or a portion of the compensation they receive for membership on the Board of Directors and committees.

     During Fiscal 1996, Theodore Ammon attended less than 75% of the aggregate of (i) the total number of meetings of the Board of Directors (held during the period for which he served as a Director of the Company) and (ii) the total number of meetings held by all committees of the Board of Directors on which he served, if any (during the periods that he served).

     Committees. The Board of Directors of the Company has standing Executive, Audit and Compensation Committees. Pursuant to the Merger Agreement and upon the Parent Designees becoming directors, the Parent will be entitled to have similar representation on each committee of the Board. The Company does not have a standing nominating committee. The normal duties of such a committee are carried out by the Executive Committee.

     The Executive Committee is responsible for submitting major long-range plans and policies to the Board of Directors for consideration and approval, and, subject to certain exceptions, has the full power of the Board. The Executive Committee also recommends to the Board the names of candidates for election to, or to fill vacancies on, the Board of Directors. The Committee will consider qualified candidates recommended by stockholders. The Executive Committee currently is composed of R. Randolph Devening, Chairman, Richard T. Berg, Dort A. Cameron III, and Paul S. Levy. During Fiscal 1996, the Executive Committee conferred frequently and took action by written consent and held four meetings.

     The Audit Committee is responsible for recommending the selection of independent auditors, reviewing with the independent auditors the general scope of their audit services to be performed and the annual results of their audit. The Audit Committee also reviews (i) reports and recommendations made to the Committee by the independent auditors and (ii) the Company's system of internal controls. It also consults with management, as it deems appropriate, on the results of its reviews. The Audit Committee currently is composed of Paul W. Marshall, Chairman, Richard T. Berg and Angus C. Littlejohn, Jr. The Audit Committee held three meetings during Fiscal 1996.

     The Compensation Committee is responsible for reviewing salaries, bonuses and other compensation arrangements of all officers of the Company and granting incentive awards and stock options pursuant to the Company's incentive plans. The Compensation Committee currently is composed of Terry M. Grimm, Chairman, Theodore Ammon and Dort A. Cameron III. The Compensation Committee held two meetings during Fiscal 1996.

Information Concerning Other Executive Officers

     The following individuals currently serve as executive officers of the Company:


        Name               Age        Position
        ____               ___        ________

R. Randolph Devening(1)    55    Chairman, Chief Executive
                                 Officer and President

Horst O. Sieben(2)         58    Senior Vice President and Chief
                                 Financial Officer

Thomas G. McCarley(3)      51    Senior Vice President and
                                 President, Food Service Division

Patrick A. O'Ray(4)        44    Senior Vice President and
                                 President, Specialty Brands
                                 Division

William E. Rosenthal(5)    46    Senior Vice President and
                                 President, KPR Foods Division

Raymond J. Haefele(6)      46    Senior Vice President and
                                 President, Deli Division

William L. Brady(7)        48    Vice President and Controller

Bryant P. Bynum(8)         34    Vice President-Finance,
                                 Treasurer and Secretary

David J. Clapp(9)          52    Vice President-Operating
                                 Services

Howard S. Katz(10)         46    Vice President and President,
                                 Kettle Cooked Foods

Howard C. Madsen(11)       53    Vice President-Procurement


(1)  Mr. Devening has been Chairman, President and Chief
     Executive Officer and a Director of the Company since
     August 1994. See "--Board of Directors of the Company" for a description of Mr. Devening's business experience.

(2) Mr. Sieben has been Senior Vice President and Chief Financial Officer of the Company since October 1994.
     Prior thereto, Mr. Sieben was Chief Financial Officer of various companies operated by Lancer Industries, Inc.
     for the last six years. Mr. Sieben also acted as a consultant to the Company during its acquisition of the Specialty Brands Division in 1994. Previously, Mr. Sieben worked at two public companies, at Nashua Corporation in various controllership positions and at Gradco Systems, Inc. as Chief Financial Officer.

(3) Mr. McCarley has been Senior Vice President of the Company since October 1991 and President, Doskocil Food Service Company, L.L.C. since December 1995. Prior thereto, Mr. McCarley was Senior Vice President-General Manager of the Food Service Division from June 1993 to December 1995. Mr. McCarley was Senior Vice President-General Manager of the Food Service and Deli Divisions from October 1991 to January 1993. Prior thereto, Mr. McCarley was Executive Vice President-Food Service Sales from February 1990 to October 1991 and was Senior Vice President-Sales and Marketing of the Company from January 1989 to January 1990. Mr. McCarley was Senior Vice President of Sara Lee Bakery F.S. Division, a diversified food company, and of Chef Pierre, a division of Sara Lee Corporation, from January 1988 to December 1988 and Vice President-Marketing and Research and Development of Sara Lee Bakery F.S. Division prior thereto.

(4) Mr. O'Ray has been Senior Vice President of the Company and President, Specialty Brands, Inc. since October 1995. From 1988 to 1995, Mr. O'Ray was Vice President of the Foodservice Division of American Home Products with the added responsibility of General Manager of the Foodservice and International Divisions since 1993.

(5) Mr. Rosenthal has been Senior Vice President of the Company and President, KPR Foods Division since December 1995. From 1990 to 1995 Mr. Rosenthal was President of KPR Holdings, L.P. Mr. Rosenthal was President of Standard Meat Company, a division of Sara Lee Corporation, prior thereto.

(6) Mr. Haefele has been Senior Vice President of the Company since December 1996, Vice President of the Company since October 1991 and President, Continental Deli Foods, Inc. since December 1995. Prior thereto Mr. Haefele was Vice President-General Manager of the Deli Division from January 1993 to December 1995. Mr. Haefele was Vice President-Retail Sales of the Company from October 1991 to January 1993 and Vice President of Sales of Wilson Brands from October 1989 to October 1991. Prior to that time, Mr. Haefele was Director and National Sales Manager-Deli of Wilson Foods Corporation.

(7)  Mr. Brady has been Vice President of the Company since
     January 1990 and Controller of the Company since May 1990.
     Mr. Brady served as Vice President and Controller of Wilson
     Foods prior thereto.

(8) Mr. Bynum has been Vice President-Finance of the Company since February 1993, Treasurer of the Company since January 1994 and Secretary of the Company since July 1995. Mr. Bynum was Director-Corporate Planning and Development from November 1989 to February 1993. Mr. Bynum was a management consultant at the accounting firm of Coopers & Lybrand prior thereto.

(9)  Mr. Clapp has been Vice President-Operating Services of the
     Company since October 1991.  Mr. Clapp was Vice President of
     Operations of the Wilson Brands from October 1989 to
     September 1991 and was Corporate Director of Engineering of
     Wilson Foods prior thereto.


(10) Mr. Katz has been Vice President of the Company since December 1995. From 1989 to 1995, Mr. Katz was President of Kettle Cooked Foods, a division of KPR Holdings, L.P. Prior thereto, he was Vice President of Sales of Standard Meat Company, a division of Sara Lee Corporation.

(11) Dr. Madsen has been Vice President-Procurement of the
     Company since February 1994. Dr. Madsen was Vice President of Purchasing at Sara Lee Meat Group for more than five years prior thereto.


           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                     OWNERS AND MANAGEMENT

     The following table sets forth information regarding the beneficial ownership of the Common Stock as of March 24, 1997 with respect to (i) each person known by the Company to beneficially own in excess of 5% of the outstanding shares of Common Stock, (ii) each of the Company's Directors, (iii) each executive officer of the Company listed in the Summary Compensation Table set forth under the caption "Executive Compensation", and (iv) all Directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned. The following table does not reflect any Shares which may be beneficially owned by the Parent as a result of the execution of the Tender Agreements.

                                           Amount     Percent of
                                        Beneficially    Shares
Name                                       Owned      Outstanding
____                                    ____________  ___________

Joseph Littlejohn & Levy Fund, L.P.(1) .  5,515,833       44.3%
 450 Lexington Avenue, Suite 3350
 New York, NY 10017

The Airlie Group L.P. (2). . . . . . . .    797,200        6.4%
 115 East Putnam Avenue
 Greenwich, CT 06830

R. Randolph Devening (3) . . . . . . . .    296,145        2.3%

Horst O. Sieben (4). . . . . . . . . . .     33,962          *

Thomas G. McCarley (5) . . . . . . . . .     39,936          *

Patrick A. O'Ray (6) . . . . . . . . . .     18,717          *

William E. Rosenthal (7) . . . . . . . .      3,264          *

R. Theodore Ammon (8). . . . . . . . . .     10,000          *

Richard T. Berg (8). . . . . . . . . . .     50,467          *

Dort A. Cameron III (2)(8)(9). . . . . .    807,200        6.5%

Terry M. Grimm (8) . . . . . . . . . . .     10,226          *

Peter A. Joseph (1)(10). . . . . . . . .  5,515,833       43.2%

Paul S. Levy (1)(10) . . . . . . . . . .  5,515,833       43.2%

Angus C. Littlejohn, Jr. . . . . . . . .          0          *

Paul W. Marshall (8)(11) . . . . . . . .     13,340          *


All directors and executive officers as
a group (19 persons) . . . . . . . . . .  6,905,964       53.3%

__________________
  *Less than one percent

(1) Pursuant to a Schedule 13D filed on or about February 16, 1993, as amended March 22, 1993, November 18, 1993, and October 27, 1994, Messrs. Levy and Joseph reported that they had shared voting and dispositive power over the shares of Common Stock held by Joseph Littlejohn & Levy Fund, L.P. and Joseph Littlejohn & Levy Fund II, L.P.


(2) The following persons filed a Schedule 13D on or about November 8, 1991, as amended on April 2, 1993, and October 25, 1994, reporting that they had shared or sole voting and dispositive power over the shares of Common Stock held by The Airlie Group L.P.; EBD L.P.; TMT-FW, Inc.; Dort A. Cameron III; and Thomas M. Taylor. As part of that Schedule 13D, the following persons reported sole dispositive power over 6,962 shares of Common Stock, which shares are not included in the preceding table: Sid R. Bass; Sid R. Bass, Inc.; Lee M. Bass; Lee M. Bass, Inc.; Edward D. Bass; and Thru Line Inc.

The Schedule 13D states that the single, joint filing was made by all such persons because they may be deemed to constitute a "group" under Section 13(d)(3) of the Exchange Act, but all such persons disclaim membership in such group.

(3) Includes 284,019 shares subject to options which are currently exercisable.

(4) Includes 33,962 shares subject to options which are currently exercisable.

(5) Includes 25,352 shares subject to options which are currently exercisable.

(6) Includes 18,717 shares subject to options which are currently exercisable.

(7) Includes 3,264 shares subject to options which are currently exercisable.

(8) Includes 10,000 shares each subject to options which are currently exercisable.

(9)  Includes the 797,200 shares beneficially owned by The Airlie
     Group L.P. Mr. Cameron is the General Partner of EBD L.P., which is a general partner of The Airlie Group L.P., and may disclaim beneficial ownership of some or all of these shares.

(10) Includes the 5,515,833 shares held by JLL; these Directors, who are general partners of JLL Associates, L.P., the general partner of JLL, may disclaim beneficial ownership of some or all of these shares.

(11) Includes 3,340 shares held by Paul W. Marshall, as Trustee of the Paul W. Marshall Self-Directed Retirement Plan.



                    EXECUTIVE COMPENSATION

Executive Compensation

     Summary Compensation. The following table summarizes, for each of Fiscal 1996, fiscal 1995 and fiscal 1994 the compensation awarded, paid to or earned by (i) R. Randolph Devening, the Chief Executive Officer (the "CEO") of the Company, and (ii) each of the four most highly compensated executive officers other than the CEO who served as executive officers of the Company or its subsidiaries as of December 28, 1996, whose annual compensation exceeded $100,000 for Fiscal 1996.


                  SUMMARY COMPENSATION TABLE

                                                                                     Long-Term
                                                                                   Compensation
                                                     Annual Compensation              Awards
                                                   ________________________    Securities Underlying      All Other
                                      Year         Salary ($)     Bonus <F1>         Options           Compensation <F2>
                                      ____         __________     _________    _____________________   ________________
R. Randolph Devening <F3>. . . . . .  1996          $700,000      $    --                  --             $  48,903
 Chairman, President and Chief        1995           550,000        550,000                --                26,423
 Executive Officer                    1994           229,187        500,000            625,593               10,559

Horst O. Sieben <F4> . . . . .        1996           238,500         46,700                --                11,654
 Senior Vice President and Chief      1995           227,292        119,969             10,000                4,586
 Financial Officer                    1994            42,692         65,000             68,814                2,657

Thomas G. McCarley . . . . . .        1996           239,519         75,000                --                 5,338
 Senior Vice President,               1995           214,165        116,425                --                 5,428
 President, Food Service              1994           171,593        101,276             33,814                4,750
  Division

Patrick A. O'Ray <F5> . . . . .       1996           211,375         75,000                --                   477
 Senior Vice President, President,    1995            47,788         50,000             68,814                  --
 Specialty Brands Division            1994              --             --                  --                   --

William E. Rosenthal <F6>. . . . . .  1996           215,000         98,233                --                 6,235
 Senior Vice President, President,    1995            12,404           --               12,000                  372
 KPR Foods Division                   1994              --             --                  --                   --

__________________

<F1>  The amounts in this column are for performance in the year indicated under the Cash Incentive Plan. For fiscal
      1996 the Committee granted discretionary bonuses to Mr. Sieben and Mr. McCarley of $46,700 and $75,000,
      respectively.  The $75,000 1996 bonus to Mr. O'Ray was made pursuant to his employment agreement.  For fiscal
      1994, amounts in the column include signing bonuses of $500,000 and $65,000 for Mr. Devening and Mr.
      Sieben, respectively.  In addition, the Committee waived certain target requirements under the Cash Incentive
      Plan and granted a special bonus of $101,276 to Mr. McCarley because of the high level of performance of the
      Company's Food Service Division.

<F2>  For Mr. Devening, includes $43,567 paid by the Company for term life insurance and $5,336 contributed by the
      Company to the Retirement & Profit Sharing Plan during Fiscal 1996; and $20,991 paid by the Company for life insurance and $5,432 contributed by the Company to the Retirement & Profit Sharing Plan during fiscal 1995;
      and $7,520 paid by the Company for life insurance and $3,039 contributed by the Company to the Retirement and Profit Sharing Plan during fiscal 1994.

      For Mr. Sieben, includes $6,314 paid by the Company for term life insurance and $5,340 contributed by the
      Company to the Retirement & Profit Sharing Plan during Fiscal 1996; $2,989 paid by the Company for life insurance and $1,597 contributed by the Company to the Retirement & Profit Sharing Plan during fiscal 1995;
      and $2,657 paid by the Company for life insurance during fiscal 1994.

      For Mr. McCarley, includes amounts contributed by the Company to the Retirement & Profit Sharing Plan of
      $5,338, $5,428 and $4,750 for Fiscal 1996, fiscal 1995 and fiscal 1994, respectively.

      For Mr. O'Ray, includes amounts contributed by the Company to the Retirement & Profit Sharing Plan of $4,471
      for Fiscal 1996.

      For Mr. Rosenthal, includes amounts contributed by the Company to the Retirement & Profit Sharing Plan of
      $6,235 and $372 for Fiscal 1996 and fiscal 1995, respectively.

<F3>  On August 1, 1994, Mr. Devening became Chairman of the Board, President and Chief Executive Officer of the
      Company.  See "--Employment, Termination of Employment, Change-In-Control and Other
      Agreements--Devening Employment Agreement."

<F4>  On October 24, 1994, Mr. Sieben became Senior Vice President and Chief Financial Officer of the Company.
      Prior to employment with the Company, Mr. Sieben was a consultant to the Company and received $48,000 in consulting fees in fiscal 1994.  See "--Employment, Termination of Employment, Change-In-Control and Other
      Agreements--Sieben Agreement."

<F5>  Mr. O'Ray first became employed by the Company on October 9, 1995.

<F6>  Mr. Rosenthal first became employed by the Company on December 11, 1995.

Stock Option Information

     Option Exercises. The following table sets forth information concerning each exercise of stock options by the named executive officers during the fiscal year ended December
28, 1996 with information as of the fiscal year-end of any unexercised in-the-money options.


      AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                     FY-END OPTION VALUES
                                                                   No. of Securities
                                                                       Underlying           Value of Unexercised
                                                                      Unexercised           in-the-Money Options
                                    No. of Shares      Value       Options at FY-End           at FY-end ($)
                                     Acquired on     Realized      (#) Exercisable/             Exercisable/
       Name                            Exercise         ($)          Unexercisable            Unexercisable (1)
       ____                         _____________    ________      _________________        ____________________
R. Randolph Devening . . . . . . .        0              0          284,019/341,574          1,349,090/1,622,476
Horst O. Sieben. . . . . . . . . .        0              0            33,962/44,582              150,440/183,927
Thomas G. McCarley . . . . . . . .        0              0            25,352/18,462                72,922/87,695
Patrick A. O'Ray . . . . . . . . .        0              0            18,717/50,097                 4,679/12,524
William E. Rosenthal . . . . . . .        0              0              3,264/8,736                  2,040/5,460

________________

<F1>  The values shown in this column are based on a market price of the Common Stock on December 28, 1996 of
      $13.75 per share.

Employment, Termination of Employment, Change-in-Control and
Other Agreements

     Devening Employment Agreement. Pursuant to the Employment Agreement dated August 2, 1994 between the Company and R. Randolph Devening, Chairman of the Board, President and Chief Executive Officer of the Company, as amended by the First Amendment to Employment Agreement, dated as of December 31, 1996, (the "Devening Employment Agreement"), Mr. Devening is paid a base salary of $700,000 per annum (the "Base Salary"). The Devening Employment Agreement also provides that Mr. Devening will be paid a performance bonus for each fiscal year beginning after December 31, 1995 in an amount equal to the sum of 100% of his Base Salary (the "Target Bonus") for such year if the Company meets its EBIT (earnings before interest and taxes) target for such year (as set by the compensation committee of the Board of Directors), plus a minimum of 25% of his Base Salary for such year if the Company exceeds such EBIT target by 10% or more, plus a minimum of an additional 25% of his Base Salary for such year if the Company exceeds such EBIT target by 20% or more; provided, however, that Mr. Devening remains an employee of the Company on the last day of each such fiscal year for which a performance bonus is being paid, and provided further, however, that, in the event of Mr. Devening's death or his qualification for a benefit under the Company's long-term disability plan, Mr. Devening or his estate will be entitled to the entire bonus to which he would otherwise be entitled had he remained an employee of the Company as of the last day of the year in which such event of death or qualification occurred.

     The Devening Employment Agreement also provides that Mr. Devening's employment period will extend to December 31, 1999, and, unless previously terminated as provided for in the Devening Employment Agreement, shall be extended automatically for one (1) year after December 31, 1999, unless prior to January 1, 1999, either party provides to the other written notice of the intent of such party not to extend. If, however, a Change of Control (as defined in the Devening Employment Agreement) occurs, the employment period will be extended to the second anniversary of the Change of Control.

     Mr. Devening's employment may be terminated without cause at any time by the Board of Directors of the Company during the employment period and before a Change of Control. In such event, the Company will pay to Mr. Devening a severance payment equal to three (3) times the sum of (i) the Base Salary for the last twelve-month period ending prior to such termination, plus (ii) an amount equal to Mr. Devening's Target Bonus of 100% of his base salary regardless of whether such bonus was paid, as discussed above, for the last fiscal year of the Company ending prior to such termination (the "Termination Bonus"). The Termination Bonus will be paid in thirty-six (36) equal monthly installments, commencing within thirty (30) days after the date of termination, unless termination occurs after a Change of Control which is described below. Such payment shall be in lieu of any other benefits that may otherwise be payable to Mr. Devening under any severance pay plan or arrangement. In the event Mr. Devening should die prior to the end of said thirty-six
(36) month period, the unpaid portion of the Termination Bonus will nonetheless be paid to Mr. Devening's surviving spouse, and if none, to his estate.

     In the event of a Change of Control under the Devening Employment Agreement, Mr. Devening will be entitled to receive a single lump sum payment equal to the Termination Bonus or approximately $4.2 million (the "Change of Control Payment"). Also, under the Devening Employment Agreement, Mr. Devening will continue his employment during the one year period immediately following a Change of Control (the "Devening Stay Period") upon the Company paying to him the Change of Control Payment. During the Devening Stay Period, Mr. Devening shall be entitled to all compensation, perquisites and benefits he would otherwise be entitled to under the Devening Employment Agreement. Mr. Devening is required to pay liquidated damages to the Company of one-third of the Change of Control Payment if he terminates his employment the Company during the Devening Stay Period. In addition to the Change of Control Payment, the Company will be required to pay Mr. Devening an amount equal to any excise tax, interest and penalties (including income tax) he is required to pay under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), resulting from the Change of Control Payment (described above).

     The Devening Employment Agreement also contains an agreement by Mr. Devening not to compete for a period of twenty four (24) months (the "Covenant Period") after his termination of employment from the Company at any time following a Change of Control for any reason. In consideration for such covenant, the Company shall pay Mr. Devening the sum of $1 million (the "Covenant Payment") in twenty-four (24) equal monthly installments following such termination. In the event of Mr. Devening's death during the Covenant Period, the balance of the Covenant Payment, if any, shall be paid to his surviving spouse, and if none, to his estate.

     In addition to all amounts required to be paid to Mr. Devening by the Company upon his termination of employment for any reason, Mr. Devening shall be entitled to continue to participate in all of the Company's health plans during the thirty-six (36) month period following any such termination, and after the expiration of such thirty-six (36) month period, Mr. Devening shall then be eligible to elect COBRA continuation coverage under the Company's health plan. During such thirty-six
(36) month period Mr. Devening shall also be entitled to continue to receive certain other welfare benefits and perquisites described in the Devening Employment Agreement at the higher of the level of such coverage and perquisites immediately prior to the Change of Control or immediately prior to such termination.

     The Company granted to Mr. Devening options to purchase, in the aggregate, a number of shares of the Company's common stock equal to 5% of the total number of shares outstanding on the date of the grant (as adjusted to reflect the number of shares issued in the rights offering made pursuant to the offering prospectus dated September 19, 1994) at an option price per share equal to the greater of the exercise price under such rights offering ($9.00) or the fair market value on the date of the grant. Nine percent of such options vested on December 31, 1994, 18.2% of such options vested on December 31, 1995, 18.2% of such options vested on December 31, 1996, with the remaining such options to vest on December 31 of each of the subsequent three years if Mr. Devening remains an employee and the Company meets the specified earnings target for such year. All options vest upon a Change of Control. The options terminate 10 years from the date of grant and must be exercised within 90 days after Mr. Devening ceases to be an employee. Consummation of the Offer will result in a Change of Control resulting in the vesting of all such options. Mr. Devening will receive approximately $9 million, representing the difference between the option exercise price and the Share Price, times the 625,593 options held by Mr. Devening (the "Option Payment").

     Stay Bonus Agreements. On December 31, 1996, the Company entered into Stay Bonus Agreements, dated as of December 31, 1996 (the "Stay Bonus Agreements"), with the following key employees and officers: Thomas A. McCarley, Patrick A. O'Ray, Raymond J. Haefele, Bryant P. Bynum, William L. Brady, David J. Clapp, Horst
O. Sieben, William E. Rosenthal, Howard S. Katz, Tony L. Prater, Roger E. LeBreck and Howard C. Madsen (each, a "Key Employee"). Each of the Stay Bonus Agreements provide that the Key Employee will continue his employment during the one year period immediately following a Change of Control Event (as defined in the Stay Bonus Agreements) (the "Stay Period"). The Key Employee will be paid a bonus (i) upon the completion of the Key Employee's employment with the Company for the Stay Period or
(ii) if earlier, upon his termination of employment with the Company for Good Reason (as defined in the Stay Bonus Agreements) or the termination of his employment by the Company for reasons other than for Cause (as defined in the Stay Bonus Agreements) (excluding death or permanent disability). The aggregate amount payable pursuant to the Stay Bonus Agreements is approximately $3.2 million.

     The Stay Bonus Agreements provide that during the Stay Period if the Key Employee voluntarily terminates his employment other than for Good Reason or if he dies or becomes permanently disabled, he shall nonetheless receive a proportionate part of the Stay Bonus computed by multiplying the Stay Bonus by a fraction, the numerator of which is the number of days in the Stay Period the executive is employed by the Company before the occurrence of his resignation, death or permanent disability and the denominator of which is 365. In addition, the Stay Bonus Agreements also include a non-competition agreement for a period of two years unless the Key Employee is already subject to another non-competition provision.

     Sieben Agreement. Pursuant to the terms of a letter agreement (the "Sieben Agreement") with the Company, Mr. Sieben receives an annual salary of $225,000 and, for the first year of his employment, certain temporary living cost reimbursements up to $2,000 per month. Pursuant to the Sieben Agreement, he is eligible for an annual bonus of up to 50% of his base salary if certain performance objectives are met. In addition, Mr. Sieben received a signing bonus of $65,000 and was granted options to purchase, in the aggregate, 68,814 shares of Common Stock at an exercise price per share of $9.00. These options have a vesting schedule similar to Mr. Devening's. Upon a "Change of Control Event" (as defined in the Stock Incentive Plan) or in the event of the death of Mr. Sieben, all outstanding option shares not previously vested will vest, provided Mr. Sieben is an employee on the date of such event. In the event Mr. Sieben is terminated for any reason other than dishonesty or malfeasance, he will be entitled to receive his base salary for a period of six months from the termination date. In addition, the Company and Mr. Sieben have entered into a Transition Employment Agreement. See "Executive Compensation Employment, Termination of Employment, Change-in-Control and Other Agreements Transition Employment Agreements."

     O'Ray Employment Agreement. Effective as of October 9, 1995, Mr. O'Ray and the Company entered into an employment agreement (the "O'Ray Agreement") pursuant to which Mr. O'Ray serves as Senior Vice President of the Company and President of the Specialty Brands Division. The O'Ray Agreement provides for an annual salary of $210,000 and a signing bonus of $50,000. In addition, Mr. O'Ray received options to purchase 68,814 shares of Company Common Stock at an exercise price of $13.50 per share, which have a vesting schedule similar to Mr. Devening's options adjusted to reflect the different grant date.

     The O'Ray Agreement also provides that in fiscal 1996 the Company will pay Mr. O'Ray a minimum cash bonus of $75,000, subject to upward adjustment. Any amount of cash incentive in excess of such amount shall be provided by the Company's Cash Incentive Plan conditioned upon the Specialty Brands Division achieving the performance targets established for 1996. Such cash incentive was paid in February 1997.

     If Mr. O'Ray's employment is terminated by the Company for "Cause" (as defined in the O'Ray Agreement) or as a result of a voluntary termination, the Company will pay Mr. O'Ray his base compensation through the date specified as his last day of employment. If Mr. O'Ray's employment is terminated during the term of the O'Ray Agreement by the Company without Cause, the Company will pay Mr. O'Ray an amount equal to one-half of his annual base compensation.

     Rosenthal Agreements. Effective as of December 11, 1995, Mr. Rosenthal and the Company entered into an employment agreement (the "Rosenthal Agreement") pursuant to which Mr. Rosenthal serves as Senior Vice President of the Company and President of the KPR Foods Division. The term of the Rosenthal Agreement is from December 11, 1995 until December 10, 2000. The Rosenthal Agreement provides for an annual salary of $175,000 as President of the KPR Foods Division. Mr. Rosenthal will also receive an annual salary of $40,000 in payment of his duties as Senior Vice President. In addition, Mr. Rosenthal received options to purchase 12,000 shares of Company Common Stock at an exercise price of $13.125 per share, which have a vesting schedule similar to Mr. Devening's options adjusted to reflect the different grant date.

     If Mr. Rosenthal's employment is terminated during the term of the Rosenthal Agreement by reason of death, the Company shall pay to Mr. Rosenthal's estate his base compensation as though employment was terminated by the Company without "Cause" (as defined in the Rosenthal Agreement) and the bonus, if any, for the bonus period in which the "Termination Date" (as defined in the Rosenthal Agreement) occurs. If Mr. Rosenthal's employment is terminated during the term of the Rosenthal Agreement by disability, Mr. Rosenthal will continue to receive his base compensation for a period of one year and the bonus, if any, for the bonus period in which the disability occurs until the Rosenthal Agreement is terminated. Mr. Rosenthal shall also continue to receive all compensation payable under the Company's disability benefit programs then in effect through the expiration of the term of the Rosenthal Agreement. Thereafter, benefits shall be determined under the retirement, insurance and other compensation programs. If Mr. Rosenthal's employment is terminated by the Company for Cause or as a result of a voluntary termination, the Company will pay Mr. Rosenthal his base compensation through the date specified as his last day of employment. If Mr. Rosenthal's employment is terminated during the term of the Rosenthal Agreement by the Company without Cause, the Company will pay Rosenthal an amount equal to his base compensation for a period not to exceed one year.

     In connection with the acquisition of KPR Holdings, L.P. ("KPR") pursuant to the Purchase Agreement dated November 14, 1995 (the "KPR Agreement"), the Company has agreed to certain contingent payments payable in Common Stock of the Company or cash, at the option of the sellers, aggregating approximately $14.3 million over the next three years subsequent to 1995 based on the attainment of specified earning levels by KPR. If the sellers elect to receive the contingent payment in Common Stock of the Company, it will be payable based on a price of $13.125 per share. The right to this contingent payment is currently held by KPR Holdings, Inc., one of the sellers, and Mr. Rosenthal holds an equity position in KPR Holdings, Inc. In addition, in connection with the acquisition of KPR, KPR entered into a lease agreement with BAM Corporation pursuant to which BAM leases to KPR the production and office facility located in Fort Worth, Texas (the "Lease"). The Lease is for a period of ten years, with base rental payments of approximately $71,000 per month. KPR has the option, pursuant to the Lease, to purchase the leased facility based on its fair market value. Mr. Rosenthal and other members of his immediate family own all of the equity securities of BAM Corporation.

     Pursuant to a letter dated March 24, 1997 (the "KPR
Letter"), the KPR Agreement has been amended to provide that:

     (i) the Contingent Purchase Price (as defined in the KPR
Agreement) of approximately $4.3 million which is payable on April 1, 1997 (the "Original Amount") will be paid in cash only;

     (ii) upon the earlier of the consummation of the Offer or the Effective Time, the KPR Sellers will receive $400,000 plus an additional amount equal to approximately $4.3 million (the product of 328,233 (the number of shares KPR could have received on April 1, 1997) multiplied by the Share Price payable in the Offer less $13.125);

     (iii) the provisions of the Contingent Purchase Price contained in the KPR Agreement will be modified such that the KPR Sellers will no longer have the right to elect to receive
Common Stock at $13.125 per share in satisfaction of the Contingent Purchase Price, but instead will have the right to elect to receive common stock of the Parent at $22.50 per share;
and

     (iv) the Parent will enter into a guarantee of KPR's lease of real property with BAM Corporation in substantially the form of that lease executed by the Company.

     Katz Agreements. Effective as of December 11, 1995, Mr. Katz and the Company entered into an employment agreement (the "Katz Agreement") pursuant to which Mr. Katz serves as Vice President of the Company and President of Kettle Cooked Foods, a subdivision of the KPR Foods Division. The term of the Katz Agreement is from December 11, 1995 until December 10, 2000. The Katz Agreement provides for an annual salary of $175,000. In addition, Mr. Katz received options to purchase 12,000 shares of Company Common Stock at an exercise price of $13.125, per share which have a vesting schedule similar to Mr. Devening's options adjusted to reflect the different grant date.

     If Mr. Katz's employment is terminated during the term of the Katz Agreement by reason of death, the Company shall pay to Mr. Katz's estate his base compensation as though employment was terminated by the Company without "Cause" (as defined in the Katz Agreement) and the bonus, if any, for the bonus period in which the "Termination Date" (as defined in the Katz Agreement) occurs. If Mr. Katz's employment is terminated during the term of the Katz Agreement by disability, Mr. Katz will continue to receive his base compensation for a period of one year and the bonus, if any, for the bonus period in which the disability occurs until the Katz Agreement is terminated. Mr. Katz shall also continue to receive all compensation payable under the Company's disability benefit programs then in effect through the expiration of the term of the Katz Agreement. Thereafter, benefits shall be determined under the retirement, insurance and other compensation programs. If Mr. Katz's employment is terminated by the Company for Cause or as a result of a voluntary termination, the Company will pay Mr. Katz his base compensation through the date specified as his last day of employment. If Mr. Katz's employment is terminated during the term of the Katz Agreement by the Company without Cause, the Company will pay Katz an amount equal to his base compensation for a period not to exceed one year.

     Mr. Katz holds an equity position in KPR Holdings, Inc.
which is entitled to the contingent payment under the KPR
Agreement as described above. See "--Employment, Termination of Employment, Change-In-Control and Other Agreements--Rosenthal
Agreements".

     Transition Employment Agreements. The Company has entered into Transition Employment Agreements ("Agreement") with certain of the executive officers (each an "Executive"). The Agreements are effective for a period of two years (the "Term" of the Agreement) after a "Change of Control" (as defined in the Agreement), which includes, among other things, a change in stock ownership whereby a person or group acquires a sufficiently large block of Common Stock which, when voted with shares solicited by proxy or written consent solicitation without the benefit of a management supported proxy, would enable such person or group to elect a member of the Board of Directors and will include (i) a sale by JLL of all of its interest in the Company, and (ii) a sale of the Company. If the Executive's employment is terminated by the Company without "Cause" (as defined in the Agreement) or by the Executive for "Good Reason" (as defined in the Agreement), within two years following a Change of Control, then (i) for the remainder of the Term of the Agreement the Executive shall continue to be paid his or her "Compensation" (as defined in the Agreement); (ii) all "Stock Options", "Performance Shares", and shares of "Restricted Stock" (as such terms are defined in the Agreement) held by the Executive shall vest; and (iii) the Executive shall have a period of three months to exercise any such Stock Options. The Agreement also provides that the Company will indemnify the Executives to the fullest extent permitted by the Certificate of Incorporation, the Company's bylaws, and Delaware law; confidentiality and noncompetition covenants by the Executives; notice requirements prior to termination; and for continuation of pre-Change of Control pay levels after a Change of Control.

     Officer Separation Pay Plan. In 1995, the Company adopted a separation pay plan for corporate officers which takes effect on termination of employment of a corporate officer other than by voluntary resignation or for "Cause" (as defined in the plan). The plan provides that separation pay will be made up of a lump sum of 100% of current annual base salary and current allowances (e.g., auto allowance) for a 20-week period for a corporate officer who has served for less than two years and for a 9-month period for an officer who has served two years or more. Such officer will be eligible for outplacement service (selected and paid for by the Company) as needed. If a corporate officer is terminated for death, disability or Cause, then no separation payment will be made. At the time of separation, unused but accrued vacation will be paid in addition to earned but unpaid bonus(es).

     Foodbrands America, Inc. Retirement & Profit Sharing Plan. The Retirement & Profit Sharing Plan, formerly the Doskocil Companies Incorporated Retirement & Profit Sharing Plan, provides that all eligible employees of the Company who have attained the age of 21, have completed one year of service and are not subject to a collective bargaining agreement are permitted to contribute up to 15% of their salary to the Retirement & Profit Sharing Plan. The Company makes contributions on behalf of each participant of a matching amount up to an employee contribution of 3% of such employee's salary. The Company also makes a 1% seed contribution to the employee's account up to $250.
Employees become fully vested in Company matching contributions and profit sharing accounts in the Retirement & Profit Sharing Plan after three years of employment with the Company. The Company made a profit-sharing contribution to the Retirement & Profit Sharing Plan for Fiscal 1996. The profit-sharing contribution amount was determined and authorized by the Board of Directors of the Company. Upon severance from service with the Company, participants are entitled to a distribution in a single lump sum of their vested interest in the Retirement & Profit Sharing Plan.

     Foodbrands America, Inc. 1992 Stock Incentive Plan.
Pursuant to the terms of the 1992 Stock Incentive Plan, awards granted under the Plan may, in the discretion of the Committee be immediately vested, fully earned and exercisable upon a "Change of Control Event" (as defined in the 1992 Stock Incentive Plan) except (i) if such award has been terminated due to acts such as fraud, misrepresentation and embezzlement or (ii) as otherwise provided in any employment agreement.


Compensation Committee Interlocks and Insider Participation

     During Fiscal 1996, the Compensation Committee of the Board of Directors of the Company was comprised of Terry W. Grimm, Chairman, Theodore Ammon and Dort A. Cameron III. None of the members of the Compensation Committee has ever been (i) an employee or officer of the Company or any of its subsidiaries or
(ii) had any relationship requiring disclosure under any paragraph of Item 404 or in Item 402(j)(3) of Regulation S-K promulgated by the Securities and Exchange Commission.


             REPORT OF THE COMPENSATION COMMITTEE
                   OF THE BOARD OF DIRECTORS

     The following is the report of the Compensation Committee of the Company (the "Committee") on executive compensation for Fiscal 1996.

     Compensation Philosophy. The Committee believes that it is in the best interests of the stockholders of the Company for the Company to attract, maintain, and motivate top quality management personnel, especially its executive officers, by offering and maintaining a competitive compensation package that exhibits an appropriate relationship between executive pay and the creation of stockholder value. The general philosophy of the Committee is to integrate (i) reasonable levels of annual base compensation; (ii) annual cash bonuses and equity awards based on achievement of short-term corporate and individual performance goals, such that executive compensation levels will be higher in years in which performance goals are achieved or exceeded; and
(iii) equity awards, to ensure that management has a continuing stake in the long-term success of the Company and return of value to its stockholders.

     The elements of the Committee's integrated compensation philosophy are summarized as follows:

     Base Compensation Levels. Although the Company must maintain base compensation levels commensurate with other comparable companies in its industry with whom the Company competes for management personnel (the "Comparable Companies", as discussed below), the Committee believes that performance-based pay elements should be the primary elements in the compensation packages for its executive officers. Therefore, the Committee believes that, in general, the Company's base compensation levels are competitive with those of the Comparable Companies. The Comparable Companies selected by the Company are food industry companies which have production and marketing strategies similar to those of the Company, which are similar in size to the Company and which compete for executives in the same markets as the Company. Management of the Company compiled the list of Comparable Companies and their compensation information based upon executive compensation studies of Wyatt Data Services and William L. Mercer, Incorporated, as well as proxy statement disclosure for companies meeting the criteria set forth in the preceding sentence. Although the process of setting base compensation levels often reflects subjective factors such as leadership, commitment, attitude and motivational effect, the Committee also considers objective factors such as achievement of performance goals (primarily profitability of the areas over which the executive has management responsibility), level of responsibility and prior experience. Although there is only a slight overlap between the Comparable Companies and those companies included in the Dow Jones Food Sub-Industry Group (the "Sub-Industry Group"), see "Stock Price Performance Graph," the Committee believes that both groups generally consist of similar companies, but that the Company more closely competes with the Comparable Companies for executive officers and for employees than with others in the Sub-Industry Group.

     At the beginning of Fiscal 1996, the Committee set base salaries for executive officers and set the "EBIT" (as hereafter defined) targets and individual performance goals based on total Company profitability, respective business unit profitability and individual objectives under the "Cash Incentive Plan" (as hereafter defined), based on the recommendations of the Chief Executive Officer of the Company. The base salaries were increased over fiscal 1995 amounts between 4.8% and 27.2%. The increases were not linked directly to any element of the Company's performance for Fiscal 1996, but instead were linked to individual levels of responsibilities, performance and contributions.

     Performance-Based Compensation. The Company provides executive officers with the following performance-based compensation programs:

 .   Cash Bonuses. Annual cash bonuses may be earned under the
    Company's Key Management Cash Incentive Plan ("Cash Incentive Plan"), based on the achievement of Company, division/ function and individual-based performance goals determined by the Committee at the beginning of each year. For Fiscal 1996, earnings before interest and taxes ("EBIT") was the primary measure of Company and division performance, and specific individual performance goals included matters such as profitability of individual business activities and measures of plant efficiency. The Company as a whole has to meet its EBIT goal before any payments are made under the Cash Incentive Plan with the exception that if a division meets its EBIT goal and the Company does not meet its EBIT goal, the division president and other personnel in that division will qualify for a substantially reduced bonus. For Fiscal 1996, the target bonus could be exceeded (up to a set maximum) if the target goals were exceeded. The Company did not meet its goals for Fiscal 1996 under the Cash Incentive Plan. The Deli Division and KPR Foods Division met their respective goals and therefore were entitled to reduced bonuses. In addition, the Committee awarded discretionary bonuses of $217,900 under the Cash Incentive Plan to certain key employees.

 .   Stock Options. Options may be granted pursuant to the
    Foodbrands America, Inc. 1992 Stock Incentive Plan (the "Stock Incentive Plan") at an exercise price equal to or greater than the fair market value of the shares of Common Stock on the date of the grant in the case of Incentive Stock Options (as defined in the Stock Incentive Plan) or at any price in the case of other options. The value of the options is related directly to the market price of the Common Stock and, accordingly, to the long-term performance of the Company. In September 1994, the Company granted options to Mr. Devening based on negotiations between the Company and Mr. Devening. Pursuant to such negotiations, Mr. Devening holds 625,593 options (approximately 5% of the shares of outstanding Common Stock), which vest over a six-year period. Vesting is tied to the achievement by the Company of specified EBIT targets. The Committee then approved a revised approach to granting options proposed by Mr. Devening, pursuant to which options were granted to the executive officer group on terms similar to those granted to Mr. Devening and in amounts determined by the employee's level of responsibility as recommended by Mr. Devening and reviewed and approved by the Committee. The Committee considers the number of options already held by an executive when determining whether to grant additional options. As a result, since September of 1994, all option grants to executive officers have vesting schedules similar to that applicable to Mr. Devening's options. Options were not granted to executive officers for Fiscal 1996.

     Equity-Based Incentives. In addition to stock options, pursuant to the Stock Incentive Plan, the Committee may grant awards of performance shares and restricted stock to executive officers. The purpose of these awards and stock options is to create in the Company's management a vested interest in maximizing the value of the Company's stock and align management's interest in maximizing stockholder value on a long-term basis with that of all other stockholders. No performance awards or restricted stock awards were made during Fiscal 1996.

     Compensation of Chief Executive Officer. Pursuant to the terms of the Devening Employment Agreement, Mr. Devening is entitled to an annual salary of not less than $700,000 and a target bonus for each fiscal year, if the Company achieves certain financial goals for such year set by the Committee in consultation with senior management. The target bonus amount is 100% of Mr. Devening's base salary for such year, plus additional minimum percentages of such base salary if the financial goals are exceeded by specified amounts. For Fiscal 1996, Mr. Devening's bonus was based on the achievement by the Company of specified EBIT targets. For Fiscal 1996, Mr. Devening did not receive a target bonus. See "Executive Compensation--Termination of Employment, Change-In-Control and Other Agreements--Devening Employment Agreement."

     Deduction Limitation on Executive Compensation. Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code") limits the deductibility of certain compensation paid by the Company to its Chief Executive Officer and certain of its other executive officers. In fiscal 1997, it is possible that circumstances may warrant compensation payments which will not qualify as a tax deductible expense. It shall be the policy of the Committee to compensate executive officers based on performance, and the Committee recognizes that flexibility with respect to the payment of compensation must be insured in order to maintain this policy. Accordingly, although the Committee will to the extent possible attempt to qualify all compensation payments for deductibility under Section 162(m), circumstances may arise which require it to authorize compensation which is not deductible under Section 162(m).


                                 Terry M. Grimm
                                 R. Theodore Ammon
                                 Dort A. Cameron III


                 STOCK PRICE PERFORMANCE GRAPH

     The following line graph compares the yearly percentage change:

     (i) in the Company's cumulative Total Stockholder Return (as herein defined) (the solid line); with

     (ii) the cumulative Total Stockholder Return of the Standard
& Poor's 500 Stock Index (the long broken line); and with

     (iii) the cumulative Total Stockholder Return of the Dow
Jones Food Sub-Industry Group (the short broken line).

     "Total Stockholder Return" is measured by dividing (i) the sum of (A) the cumulative amount of dividends for measurement period, assuming dividend reinvestment and (B) the difference between the share price at the end and the beginning of the measurement period; by (ii) the share price at the beginning of the measurement period.

     As depicted by the graph, the Company's cumulative stock price performance through 1994 underperformed both the Standard & Poor's Stock Index and the Dow Jones Food Sub-Industry Group.
The Company believes the underperformance prior to 1995 was directly related to significant losses incurred by the Company.

     In mid-1994, the Company began taking a series of steps to eliminate the losses and to return the Company to profitability. Those steps included strengthening its management team by naming a new Chief Executive Officer and a new Chief Financial Officer, sale of the Retail Meat Division and the elimination of losses associated with its operation, implementing a restructuring and cost reduction program and completing acquisitions of three businesses have improved the Company's profitability.

     The Company believes these actions have had a positive impact on the stock price performance which improved approximately 82 percent over the December 1994 level. This improvement exceeded both the improvements of the Standard & Poor's 500 Stock Index and Dow Jones Food Sub-Industry Group over the same time frame.

                             LOGO

                                         December 31,  December 31,  December 31,  December 31,  December 31,  December 31,
                                             1991          1992          1993          1994          1995          1996
                                         ____________  ____________  ____________  ____________  ____________  ____________
Foodbrands America, Inc.. . . . . . . .      $100          $154          $113          $ 78          $124          $142
S&P 500 . . . . . . . . . . . . . . . .      $100          $108          $118          $120          $165          $203
Dow Jones Food Index. . . . . . . . . .      $100          $101          $ 93          $101          $130          $151


                  COMPLIANCE WITH SECTION 16(a)

     Section 16(a) of the Exchange Act requires that companies, directors and executive officers, and persons who own more than 5% of common stock, to file with the Securities and Exchange Commission and the New York Stock Exchange initial reports of beneficial ownership and reports of changes in beneficial ownership of common stock of the Company. Said persons are also required by applicable regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required to be filed, during 1996 all
Section 16(a) filings requirements were submitted.


                                 Foodbrands America, Inc.